Mail Stop 4561

June 30, 2008

Li Kunwu, Chairman and CEO
China VoIP & Digital Telecom, Inc.
Rm. 508, No. 786 Xinluo Street
High-Tech Industrial Development Zone; Jina, CHINA

      Re: China VoIP & Digital Telecom, Inc.
             Amendment No. 4 to Preliminary Proxy Statement on Schedule 14A
             Filed June 24, 2008
             File No. 333-131017

Dear Mr. Kunwu:

      We have completed our review of your revised filing and have no further comments at this time.

      Please contact Katherine Wray at (202) 551-3483 with any questions. If you require further assistance you may contact me at (202) 551-3503. You may also contact Mark P. Shuman, Legal Branch Chief, at (202) 551-3462 if you thereafter have any other questions.

                              Sincerely,

                              David L. Orlic
                              Special Counsel

cc: Via Facsimile (732) 577-1188
         Richard I. Anslow, Esq.
         Asher Ailey, Esq.
         Yarona Liang, Esq.
         Anslow & Jaclin, LLP